Item 6 (a), Exhibit 11

Western Pennsylvania Adventure Capital Fund, LLC

Schedule of Computation of Earnings Per Unit

For the Periods

	January 1, 2003 through March 31, 2003	January 1, 2002 through March 31, 2002
	(unaudited)	(unaudited)
Net income (Loss)	$(20,873))	$(88,010)

Weighted Average Number of Units Outstanding	4,222,870	4,224,870

Earnings (Loss) per Unit	$(0.01)	$(0.02)